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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                 (Rule 13d-102)

                 Information to be Included in Statements Filed
          Pursuant to Rule 13d-1(b)(c), and (d) and Amendments thereto
                         Filed Pursuant to Rule 13d-2(b)

                               (Amendment No. 1)*


                        Home Products International, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)



                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    437305105
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 January 1, 2002
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]       Rule 13d-1(b)
[x]       Rule 13d-1(c)
[ ]       Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSON WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                  SCHEDULE 13G


ISSUER: Home Products International, Inc.                 CUSIP NO.:  437305105


1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).


   J.P. Morgan Partners (SBIC), LLC (formerly known as Chase Venture Capital Associates, LLC)
   13-337-6808
-------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)


    (a) -----------------------------------------------------------------------

    (b) -----------------------------------------------------------------------

-------------------------------------------------------------------------------
3. SEC Use Only
-------------------------------------------------------------------------------
4. Citizenship or Place of Organization   Delaware
-------------------------------------------------------------------------------
  Number of Shares         5.     Sole Voting Power          1,333,139.67
  Beneficially Owned    -------------------------------------------------------
  by Each Reporting        6.     Shared Voting Power
  Person With:          -------------------------------------------------------
                           7.     Sole Dispositive Power     1,333,139.67
                        -------------------------------------------------------
                           8.     Shared Dispositive Power

-------------------------------------------------------------------------------
 9.  Aggregate Amount Beneficially Owned by Each Reporting Person  1,333,139.67
-------------------------------------------------------------------------------
 10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)
-------------------------------------------------------------------------------
 11. Percent of Class Represented by Amount in Row (9)       17.2%
-------------------------------------------------------------------------------
 12. Type of Reporting Person (See Instructions)
-------------------------------------------------------------------------------
CO
 ...............................................................................


 ...............................................................................


 ...............................................................................


 ...............................................................................


 ...............................................................................


-------------------------------------------------------------------------------

-------------------------------------------------------------------------------




SEC 1745 (3-98)

                               Page 2 of 12 Pages

                                  SCHEDULE 13G


ISSUER: Home Products International, Inc.                 CUSIP NO.:  437305105


PRELIMINARY NOTE: The information contained in this Schedule 13G has been amended to reflect a change in the controlling persons of the Reporting Person.


Item 1.


            (A)     NAME OF ISSUER:
                    --------------
                    Home Products International, Inc.


            (B)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                    -----------------------------------------------

                    4501 West 47th Street
                    Chicago, IL  60632


ITEM 2.

            (A)     NAME OF PERSON FILING:
                    ---------------------
                    J.P. Morgan Partners (SBIC), LLC

                    Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.


            (B)     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                    -----------------------------------------------------------

                    1221 Avenue of the Americas
                    New York, New York  10020


            (C)     CITIZENSHIP:
                    -----------

                    Delaware


            (D)     TITLE OF CLASS OF SECURITIES (OF ISSUER):
                    ----------------------------------------

                    Common Stock


            (E)     CUSIP NUMBER:
                    ------------
                    437305105



ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:


              Not applicable.


ITEM 4.  OWNERSHIP


            (A)     AMOUNT BENEFICIALLY OWNED:
                    -------------------------
                    1,333,139.67


            (B)     PERCENT OF CLASS:
                    ----------------
                    17.2% (as of December 31, 2001)


            (C)     NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
                    --------------------------------------------

SEC 1745 (3-98)

                               Page 3 of 12 Pages

                                  SCHEDULE 13G


ISSUER: Home Products International, Inc.                 CUSIP NO.:  437305105



                  (i)      1,333,139.67
                  (ii)     Not applicable.
                  (iii)    1,333,139.67
                  (iv)     Not applicable.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS


                    Not applicable.


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON


                    Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY


                    Not applicable.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP


                    Not applicable.


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP


                    Not applicable.


ITEM 10. CERTIFICATION


                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.






SEC 1745 (3-98)

                               Page 4 of 12 Pages

                                  SCHEDULE 13G


ISSUER: Home Products International, Inc.                 CUSIP NO.:  437305105




                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 11, 2002

                                       J.P. MORGAN PARTNERS (SBIC), LLC



                                       By:  /s/ Jeffrey C. Walker
                                           ------------------------------------
                                           Name:    Jeffrey C. Walker
                                           Title:   President












SEC 1745 (3-98)

                               Page 5 of 12 Pages

                                  SCHEDULE 13G


ISSUER: Home Products International, Inc.                 CUSIP NO.:  437305105




                                  EXHIBIT 2(a)
                                  ------------
                  This statement is being filed by J.P. Morgan Partners (SBIC), LLC (formerly known as Chase Venture Capital Associates, LLC), a Delaware limited liability company (hereinafter referred to as "JPMP (SBIC)"), whose principal business office is located at 1221 Avenue of the Americas, New York, New York 10020. JPMP (SBIC) is engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business address and employments of each executive officer and director of JPMP (SBIC).


                  JPMP (SBIC) is a wholly owned subsidiary of J.P. Morgan Partners (BHCA), L.P. (formerly known as Chase Equity Associates, L.P.), a Delaware limited partnership (hereinafter referred to as "JPMP (BHCA)"), whose principal business office is located at the same address as JPMP (SBIC). JPMP
(BHCA) is also engaged in the venture capital and leveraged buyout business. The general partner of JPMP (BHCA) is JPMP Master Fund Manager, L.P. (formerly known as Chase Capital Partners, a New York general partnership), a Delaware limited partnership (hereinafter referred to as "JPMP Master Fund"), whose principal business office is located at the same address as JPMP (SBIC), and is also directly or indirectly (through affiliates) engaged in the venture capital and leveraged buyout business. The general partner of JPMP Master Fund is JPMP Capital Corp. (formerly known as Chase Capital Corporation), a New York corporation (hereinafter referred to as "JPMP Capital Corp."), whose principal business office is located at the same address as JPMP (SBIC), and is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp.


                  JPMP Capital Corp. is a wholly owned subsidiary of J.P. Morgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation (hereinafter referred to as "JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.




SEC 1745 (3-98)

                               Page 6 of 12 Pages

                                  SCHEDULE 13G


ISSUER: Home Products International, Inc.                 CUSIP NO.:  437305105



                                                                      SCHEDULE A
                                                                      ----------

                        J.P. MORGAN PARTNERS (SBIC), LLC
                        ---------------------------------
                             Executive Officers(1)
                             ---------------------


President                                                     Jeffrey C. Walker*
Executive Vice President                                      Mitchell J. Blutt, M.D.*
Executive Vice President                                      Arnold L. Chavkin*
Executive Vice President                                      John M.B. O'Connor*
Managing Director                                             Dr. Dana Beth Ardi*
Managing Director                                             John R. Baron*
Managing Director                                             Christopher C. Behrens*
Managing Director                                             David S. Britts*
Managing Director                                             Julie Casella-Esposito*
Managing Director                                             Jerome Colonna*
Managing Director                                             Rodney A. Ferguson*
Managing Director                                             David L. Ferguson*
Managing Director                                             David Gilbert*
Managing Director                                             Eric A. Green*
Managing Director                                             Michael R. Hannon*
Managing Director                                             Donald J. Hofmann, Jr. *
Managing Director                                             W. Brett Ingersoll*
Managing Director                                             Alfredo Irigoin*
Managing Director                                             Andrew Kahn*
Managing Director                                             Jonathan R. Lynch*
Managing Director                                             Thomas G. Mendell*
Managing Director                                             Stephen P. Murray*
Managing Director                                             Timothy Purcell*
Managing Director                                             Faith Rosenfeld*
Managing Director                                             Robert R. Ruggiero, Jr. *
Managing Director                                             Susan L. Segal*
Managing Director                                             Kelly Shackelford*
Managing Director                                             Shahan D. Soghikian*
Managing Director                                             Patrick J. Sullivan*
Managing Director                                             Timothy J. Walsh*
Managing Director                                             Richard D. Waters, Jr. *
Managing Director                                             Damion E. Wicker, M.D.*
Managing Director                                             Eric R. Wilkinson*
Senior Vice President                                         Marcia Bateson*
Senior Vice President and Assistant Secretary                 Mounir Nahas*
Senior Vice President and Assistant Secretary                 Stephen Skoczylas*
Senior Vice President, Treasurer and Assistant Secretary      Elisa R. Stein*
Vice President and Assistant Secretary                        Jeffrey Glatt*
Vice President and Assistant Secretary                        Puneet Gulati*
Vice President and Assistant Secretary                        Sandra King*
Vice President and Assistant Secretary                        Scott Kraemer*
Secretary                                                     Anthony J. Horan**
Assistant Secretary                                           Robert C. Caroll**
Assistant Secretary                                           Denise G. Connors**

--------

(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, and Soghikian.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.


SEC 1745 (3-98)

                               Page 7 of 12 Pages

                                  SCHEDULE 13G


ISSUER: Home Products International, Inc.                 CUSIP NO.:  437305105





                                  Directors(1)
                                  ------------
                               Jeffrey C. Walker*












--------

(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, and Soghikian.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.






SEC 1745 (3-98)

                               Page 8 of 12 Pages

                                  SCHEDULE 13G


ISSUER: Home Products International, Inc.                 CUSIP NO.:  437305105


                                                                      SCHEDULE B
                                                                      ----------

                               JPMP CAPITAL CORP.
                               ------------------
                             Executive Officers(1)
                             ---------------------

President                                                     Jeffrey C. Walker*
Executive Vice President                                      Mitchell J. Blutt, M.D.*
Executive Vice President                                      Arnold L. Chavkin*
Executive Vice President                                      John M.B. O'Connor*
Managing Director                                             Dr. Dana Beth Ardi*
Managing Director                                             John R. Baron*
Managing Director                                             Christopher C. Behrens*
Managing Director                                             David S. Britts*
Managing Director                                             Julie Casella-Esposito*
Managing Director                                             Jerome Colonna*
Managing Director                                             Rodney A. Ferguson*
Managing Director                                             David L. Ferguson*
Managing Director                                             David Gilbert*
Managing Director                                             Eric A. Green*
Managing Director                                             Michael R. Hannon*
Managing Director                                             Donald J. Hofmann, Jr. *
Managing Director                                             W. Brett Ingersoll*
Managing Director                                             Alfredo Irigoin*
Managing Director                                             Andrew Kahn*
Managing Director                                             Jonathan R. Lynch*
Managing Director                                             Thomas G. Mendell*
Managing Director                                             Stephen P. Murray*
Managing Director                                             Timothy Purcell*
Managing Director                                             Faith Rosenfeld*
Managing Director                                             Robert R. Ruggiero, Jr. *
Managing Director                                             Susan L. Segal*
Managing Director                                             Kelly Shackelford*
Managing Director                                             Shahan D. Soghikian*
Managing Director                                             Patrick J. Sullivan*
Managing Director                                             Timothy J. Walsh*
Managing Director                                             Richard D. Waters, Jr. *
Managing Director                                             Damion E. Wicker, M.D.*
Managing Director                                             Eric R. Wilkinson*
Senior Vice President                                         Marcia Bateson*
Senior Vice President and Assistant Secretary                 Mounir Nahas*
Senior Vice President and Assistant Secretary                 Stephen Skoczylas*
Senior Vice President, Treasurer and Assistant Secretary      Elisa R. Stein*
Vice President and Assistant Secretary                        Jeffrey Glatt*
Vice President and Assistant Secretary                        Puneet Gulati*
Vice President and Assistant Secretary                        Sandra King*
Vice President and Assistant Secretary                        Scott Kraemer*
Secretary                                                     Anthony J. Horan**
Assistant Secretary                                           Robert C. Caroll**
Assistant Secretary                                           Denise G. Connors**



--------

(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, and Soghikian.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.



SEC 1745 (3-98)

                               Page 9 of 12 Pages

                                  SCHEDULE 13G


ISSUER: Home Products International, Inc.                 CUSIP NO.:  437305105


                                  Directors(1)
                                 -------------
                              William B. Harrison**
                               Jeffrey C. Walker*




--------

(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, and Soghikian.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.


SEC 1745 (3-98)


                              Page 10 of 12 Pages

                                  SCHEDULE 13G


ISSUER: Home Products International, Inc.                 CUSIP NO.:  437305105



                                                                      SCHEDULE C
                                                                      ----------

                             J.P. MORGAN CHASE & CO.
                             -----------------------
                               Executive Officers(1)
                               ---------------------

Chairman of the Board and Chief Executive Officer                           William B. Harrison Jr.*
Vice Chairman; Co-Chief Executive Officer, Investment Bank                  Geoffrey T. Boisi *
Vice Chairman; Head of Retail and Middle Market, Financial                  David A. Coulter*
      Services and Management and Private Banking
Director of Human Resources                                                 John J. Farrell*
Vice Chairman; Chairman, Investment Bank                                    Walter A. Gubert*
Vice Chairman                                                               Thomas B. Ketchum*
Director of Corporate Marketing and Communications                          Frederick W. Hill*
Vice Chairman; Co-Chief Executive Officer, Investment Bank                  Donald H. Layton*
Vice Chairman                                                               James B. Lee Jr. *
General Counsel                                                             William H. McDavid*
Vice Chairman; Head of Finance, Risk Management and Administration          Marc J. Shapiro*
Vice Chairman                                                               Jeffrey C. Walker**
Executive Vice President; General Auditor                                   William J. Moran*
Chief Financial Officer                                                     Dina Dublon*
Executive Vice President; Head of Market Risk Management                    Lesley Daniels Webster*
Managing Director; Corporate Treasurer                                      David B. Edelson*
Managing Director; Head of Credit Risk Policy                               Suzanne Hammett*
Corporate Secretary                                                         Anthony James Horan*
Senior Vice President; Chief Compliance Officer                             Gregory S. Meredith*
Controller                                                                  Joseph L. Scalfani*
Assistant Corporate Secretary                                               James C. Berry*


                                   DIRECTORS(1)
                                   ------------

                              PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                         BUSINESS OR RESIDENCE ADDRESS
-------------------------------------------------------------------------------
 Hans W. Becherer             Retired Chairman of the Board and
                              Chief Executive Officer
                              Deere & Company
                              One John Deere Place
                              Moline, IL 61265
-------------------------------------------------------------------------------
 Riley P. Bechtel             Chairman and Chief Executive Officer
                              Bechtel Group, Inc.
                              P.O. Box 193965
                              San Francisco, CA 94119-3965
-------------------------------------------------------------------------------
 Frank A. Bennack, Jr.        President and Chief Executive Officer
                              The Hearst Corporation
                              959 Eighth Avenue
                              New York, New York  10019
-------------------------------------------------------------------------------

------

(1) Each of whom is a United States citizen.

* Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Aemricas, New York, New York 10020.



SEC 1745 (3-98)

                              Page 11 of 12 Pages

                                  SCHEDULE 13G


ISSUER: Home Products International, Inc.                 CUSIP NO.:  437305105

                              PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                         BUSINESS OR RESIDENCE ADDRESS
-------------------------------------------------------------------------------
 Lawrence A. Bossidy          Chairman of the Board
                              Honeywell International
                              P.O. Box 3000
                              Morristown, NJ 07962-2245
-------------------------------------------------------------------------------
 M. Anthony Burns             Chairman of the Board
                              Ryder System, Inc.
                              3600 N.W. 82nd Avenue
                              Miami, Florida  33166
-------------------------------------------------------------------------------
 H. Laurence Fuller           Retired Co-Chairman
                              BP Amoco p.l.c.
                              1111 Warrenville Road, Suite 25
                              Chicago, Illinois  60563
-------------------------------------------------------------------------------
 Ellen V. Futter              President and Trustee
                              American Museum of Natural History
                              Central Park West at 79th Street
                              New York, NY 10024
-------------------------------------------------------------------------------
 William H. Gray, III         President and Chief Executive Officer
                              The College Fund/UNCF
                              9860 Willow Oaks Corporate Drive
                              P.O. Box 10444
                              Fairfax, Virginia  22031
-------------------------------------------------------------------------------
 William B. Harrison, Jr.     Chairman of the Board and Chief Executive Officer
                              J.P. Morgan Chase & Co.
                              270 Park Avenue, 8th Floor
                              New York, New York  10017-2070
-------------------------------------------------------------------------------
 Helene L. Kaplan             Of Counsel
                              Skadden, Arps, Slate, Meagher & Flom LLP
                              Four Times Square
                              New York, New York  10036
-------------------------------------------------------------------------------
 Lee R. Raymond               Chairman of the Board and Chief Executive Officer
                              Exxon Mobil Corporation
                              5959 Las Colinas Boulevard
                              Irving, TX 75039-2298
-------------------------------------------------------------------------------
 John R. Stafford             Chairman of the Board
                              American Home Products Corporation
                              5 Giralda Farms
                              Madison, New Jersey  07940
-------------------------------------------------------------------------------
 Lloyd D. Ward                Chief Executive Officer
                              U.S. Olympic Committee
                              One Olympic Plaza
                              Colorado Springs, CO  80909
-------------------------------------------------------------------------------
 Marina v.N. Whitman          Professor of Business Administration and
                                Public Policy
                              The University of Michigan
                              School of Public Policy
                              411 Lorch Hall, 611 Tappan Street
                              Ann Arbor, MI 48109-1220
-------------------------------------------------------------------------------


SEC 1745 (3-98)

                              Page 12 of 12 Pages